Filed pursuant to Rule 424(b)(3)

Registration No. 333-182471

PROSPECTUS SUPPLEMENT

(to Prospectus dated July 10, 2012)

1,839,721 Shares of Common Stock

FREESEAS INC.

This prospectus supplement relates to the resale of up to 1,839,721 shares of our common stock that may be offered and sold from time to time by YA Global Master SPV Ltd., the selling stockholder ("YA Global").

This prospectus supplement supplements the prospectus dated July 10, 2012, which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-182471).

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Enters into an Amendment and Restatement of Facility Agreement with Deutsche Bank Nederland N.V.

On September 7, 2012, FreeSeas Inc. (the "Company") and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank Nederland N.V. The amended and restated facility will be effective upon the filing of amended and restated mortgages on the M/V Free Maverick and M/V Free Knight, which filings are currently in process. As amended and restated, the facility agreement:

•     Defers and reduces the balloon payment of $16,008,877 due on Facility B from November 2012 to December 2015;

•     Provides for monthly repayments of $20,000 for each of Facility A and Facility B commencing September 30, 2012 through April 30, 2013 and a monthly repayment of $11,500 for each of Facility A and Facility B on May 31, 2013;

•     Suspends principal repayments from June 1, 2013 through June 30, 2014 on each of Facility A and Facility B;

•     Provides for quarterly repayments of $336,929 for Facility A commencing June 30, 2014, which quarterly repayments have been reduced from $750,000;

•     Provides for quarterly repayments of $336,929 for Facility B commencing June 30, 2014;

•     Bears interest at the rate of LIBOR plus 1% through March 31, 2014 and LIBOR plus 3.25% from April 1, 2014 through maturity, which was amended from LIBOR plus 2.25% for Facility A and LIBOR plus 4.25% for Facility B;

•     Establishes certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014;

•     Removes permanently the loan to value ratio;

•     Requires the amount of any “Excess Cash,” as determined in accordance with the amended and restated facility agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance; and

•     Removes the success fee originally due under the previous agreement and sets an amendment and restructuring fee of $1,480,093.85 payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

Change of Independent Registered Public Accounting Firm

On September 11, 2012, the Company's Audit Committee approved the retention of Sherb & Co., LLP ("Sherb") as its independent registered public accounting firm for the fiscal year ending December 31, 2012, and dismissed Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“E&Y”).

The reports of E&Y on the Company’s financial statements for the past two fiscal years did not contain an adverse opinion. The audit report for the fiscal year ended December 31, 2011 contained a going concern qualification.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2011, and in the subsequent interim period through June 30, 2012, the Company believes that there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures that, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the matter in their report. The Company has requested E&Y to furnish a letter addressed to the Securities and Exchange Commission (the "Commission") stating whether E&Y agrees with the above statements for filing with the Company's next Annual Report on Form 20-F, as required by the rules of the Commission. As of the date of this report, E&Y has not advised the Company whether it agrees with the above statements.

During the two most recent fiscal years, the Company has not consulted with Sherb regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that Sherb concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, or a reportable event under Section 16F(a)(1)(v) of Form 20-F.

Issuance of Shares Under Standby Equity Distribution Agreement and Sale of Note

As of September 19, 2012, the Company has sold an aggregate of 1,006,377 shares of its common stock to YA Global for aggregate sales proceeds of $275,000.

In connection with the SEDA, YA Global also agreed to purchase from the Company one or more notes in the aggregate amount of $500,000 in accordance with the terms of a Note Purchase Agreement dated May 11, 2012 (the "Note Purchase Agreement"). On August 21, 2012, the Company raised an aggregate of $250,000 pursuant to the terms of the Note Purchase Agreement.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS, INCLUDING THOSE SET FORTH IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 5 OF THE PROSPECTUS THAT ACCOMPANIES THIS PROSPECTUS SUPPLEMENT.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 19, 2012.